SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          Abacan Resources Corporation
                  --------------------------------------------
                                (Name of Issuer)

                                  Common stock
                  --------------------------------------------
                         (Title of Class of Securities)

                                    00291910
                            -------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 6 Pages

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            CUSIP No. 00291910       13G       Page 2 of 5 Pages
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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      State Street Research & Management Company
      #13-31424135
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  |_|
                                                                  (b)  |X|
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Reporting Person is a corporation organized under Delaware law. Principal office of Reporting Person is in Boston, MA.

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                              5.    SOLE VOTING POWER
                                           13,559,134
       NUMBER OF
         SHARES               6.    SHARED VOTING POWER
      BENEFICIALLY                              -0-
     OWNED BY EACH
       REPORTING              7.    SOLE DISPOSITIVE POWER
      PERSON WITH                          14,228,534

                              8.    SHARED DISPOSITIVE POWER
                                                -0-

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                14,228,534
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10.   CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                11.76%
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12.   TYPE OF REPORTING PERSON*
           Investment adviser
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE G

      Item 1(a).  Name of Issuer
                  Abacan Resources Corporation

      Item 1(b).  Address of Issuer's Principal Office
                  14811 St. Mary's Lane
                  Suite 140
                  Houston, TX  77079

      Item 2(a).  Name of Person Filing
                  State Street Research & Management Company

      Item 2(b).  Address of Principal Business Office
                  One Financial Center, 30th Floor
                  Boston, MA  02111-2690

      Item 2(c).  Citizenship
                  Reporting Person is a corporation organized under Delaware law.

      Item 2(d).  Title of Class of Securities
                  Common Stock

      Item 2(e).  CUSIP Number
                  00291910

      Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  |_|  Broker or dealer registered under Section 15 of the Act

(b)  |_|  Bank as defined in Section 3(a)(6) of the Act

(c)  |_|  Insurance Company registered under Section 3(a)(19) of the Act

(d) |_| Investment company registered under Section 8 of the Investment Company Act

(e) |X| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment
          Fund: see Section 240.13d-1(b)(1)(ii)(F)

(g) |_| Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act;

(j)  |_|  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


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

SCHEDULE G

      Item 4.     Ownership

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)   Amount beneficially owned:    14,228,534
                  (b)   Percent of Class:             11.76%
                  (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:
                                          13,559,134
                  (ii)  shared power to vote or to direct the vote:
                                              -0-
                  (iii) sole power to dispose or to direct the disposition of:
                                          14,228,534
                  (iv)  shared power to dispose or direct the disposition of:
                                              -0-

                  State Street Research & Management Company disclaims any beneficial interest in any of the foregoing securities.

      Item 5.     Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Instruction: Dissolution of a group requires a response to this item.

                  On or about February 12, 1999, SSR filed a Schedule 13 D relating to the Issuer pursuant to Rule 13d-1(g). The Reporting Person has disclaimed that it had any obligation to file a Schedule13 D or that it was part of any group. See item 9 below.

      Item 6.     Ownership of More than Five Percent on Behalf of Another
                  Person.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this

SCHEDULE G

                  item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                  All foregoing shares are in fact owned by clients of State Street Research & Management Company.

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Inapplicable

      Item 8.     Identification and Classification of Members of the Group.

                  If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Inapplicable

      Item 9.     Notice of Dissolution of Group

                  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                  The Reporting Person is a registered investment adviser that has previously filed a Schedule 13 G relating to the Issuer. On or about February 12, 1999, the Reporting Person filed a
                  Schedule 13 D relating to the Issuer pursuant to Rule 13d-1(g). The Reporting Person has now determined that the provisions of Rule 13d-1(g) no longer apply and that no Schedule13 D is currently required to be filed. Accordingly this

SCHEDULE G

                  Schedule 13G is now being filed pursuant to Rule 13d-1(h). The Reporting Person has disclaimed that it had any obligation to file a Schedule 13 D or that it was part of any group. To the extent that any such group may have been deemed to exist, notice is hereby given that such group has been dissolved.

                  This Schedule 13 G and an Amendment 2 to Schedule 13 D have been filed simultaneously.

      Item 10.    Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      Signature

                  After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Date:      December 22, 1999


                          Signature:      Mary T. Lomasney
                                          ----------------

                         Name/Title:
                                          Vice President
                                          Director of Compliance


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